4:36 AM
01/18/20
Cash Basis

Palmia Corporation
Profit & Loss
January through December 2019

			Jan - Dec 19
Ordinary Income/Expense			
Income			
4000 · Sales			60,379.22
Total Income			60,379.22
Cost of Goods Sold			
5000 · Cost of Goods Sold			
501 · Beer & Flavoring		13,253.47	
502 · Brewery		64,618.00	
503 · Cost of Labor - Freight		5,300.00	
504 · Distributors		1,424.46	
506 · Store Displays		2,810.27	
Total 5000 · Cost of Goods Sold			87,406.20
Total COGS			87,406.20
Gross Profit			-27,026.98
Expense			
6012 · Officer's Salary			47,365.51
6016 · Rent Warehouse			11,356.00
6017 · Taxes & License			
1701 · Payroll Tax		19,160.32	
6017 · Taxes & License - Other		1,982.90	
Total 6017 · Taxes & License			21,143.22
6022 · Advertising & Marketing			15,689.72
6026 · Other Deductions			
2600 · Accounting		1,550.00	
2602 · Automobile Expense			
Gas & Oil	354.00		
Parking	1,962.49		
Transportation	723.82		
Total 2602 · Automobile Expense		3,040.31	
2603 · Bank Service Charges		65.00	
2604 · Computer Expenses		4,476.64	
2606 · Dues & Subscriptions		834.87	
2607 · Insurance Expense		783.50	
2608 · Legal & Professional		15,059.00	
2609 · Meals & Entertainment		613.91	
2610 · Payroll Expenses		275.87	
2611 · Office Expense		6,191.25	
2613 · Postage & Shipping		2,331.26	
2614 · Research		611.32	
2615 · Supplies		14,746.69	
2617 · Travel			
Airfare	2,308.87		
Lodging	1,274.71		
Meal	1,242.31		
Rental / RideShare	330.22		
Total 2617 · Travel		5,156.11	
Total 6026 · Other Deductions			55,735.73
Total Expense			151,290.18
Net Ordinary Income			-178,317.16
Net Income			**-178,317.16**

Palmia Corportation
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1000 · Chase #0360	244,548.19
Total Checking/Savings	244,548.19
Other Current Assets	
1900 · Inventory	78,605.00
Total Other Current Assets	78,605.00
Total Current Assets	323,153.19
Fixed Assets	
1200 · Intangible Assets	
1201 · Startup Cost	38,788.00
1202 · Trademarks	5,596.00
1203 · Patents	1,240.00
1204 · Accumulated Depreciation	-24,641.00
Total 1200 · Intangible Assets	20,983.00
Total Fixed Assets	20,983.00
Other Assets	
1800 · Security Deposits Asset	10,000.00
Total Other Assets	10,000.00
TOTAL ASSETS	354,136.19
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2100 · Chase CC	1,009.03
Total Credit Cards	1,009.03
Total Current Liabilities	1,009.03
Long Term Liabilities	
2500 · Notes Payable	
2501 · Accuring	75,000.00
2502 · Non Accuring	60,000.00
2503 · Interest	7,250.64
Total 2500 · Notes Payable	142,250.64
Total Long Term Liabilities	142,250.64
Total Liabilities	143,259.67
Equity	
3100 · Wefunder Investment	645,484.36
3110 · Additional Paid in Capital	87,783.00
3200 · Capital Stock	10,927.85
3300 · Retained Earnings	-355,001.53
Net Income	-178,317.16
Total Equity	210,876.52
TOTAL LIABILITIES & EQUITY	354,136.19